						Exhibit 99(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	Twelve Months Ended
	December 31,					March 31,

	1999	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest	$38,840	$44,877	$50,991	$45,464	$47,464	$46,357
Interest applicable to rentals	2,261	1,596	1,849	1,916	1,880	1,836

Total fixed charges, as defined	41,101	46,473	52,840	$47,380	$49,344	$48,193

Preferred dividends, as defined (a)	4,878	5,347	4,674	4,490	1,252	1,232

Combined fixed charges and preferred dividends, as defined	$45,979	$51,820	$57,514	$51,870	$50,596	$49,425

Earnings as defined:

Net Income	$41,588	$38,973	$39,620	$52,408	$67,058	$63,379
Add:
Provision for income taxes:
Total income taxes	17,537	22,868	20,464	17,846	34,431	32,347
Fixed charges as above	41,101	46,473	52,840	47,380	49,344	48,193

Total earnings, as defined	$100,226	$108,314	$112,924	$117,634	$150,833	$143,919

Ratio of earnings to fixed charges, as defined	2.44	2.33	2.14	2.48	3.06	2.99

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.18	2.09	1.96	2.27	2.98	2.91

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.